AULTRA GOLD, INC.
120 North 5th Street
Jacksonville, Oregon 97530
(541) 899-8036

October 29, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attention:  H. Roger Schwall, Assistant Director

Re:
Aultra Gold, Inc.
Preliminary Schedule 14C
Filed September 24, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 13, 2009
File No. 0-52689

Dear Mr. Schwall:

Please be advised that the undersigned is the duly elected President and Chief Executive Officer of Aultra Gold, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated October 20, 2009 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed an amended Preliminary Information Statement on Schedule 14C, a Form 10-K/A for the period ending December 31, 2008, a Form 10-Q/A for the period ending March 31, 2009, and a Form 10-Q/A for the period ending June 30, 2009, a copy of each are enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Preliminary Schedule 14C

General

1.
We note our letter dated September 2, 2009 regarding the revocation of your auditor’s registration by the Public Company Accounting Oversight Board on August 27, 2009.  In that letter, we directed you to file an Item 4.01 8-K to disclose this event; however, it appears that you have not done so.  Please comply with our previous letter by making the required filing.  Please note that you may not include Moore’s audit reports or consents in your filings with the Commission made on or after August 27, 2009.  If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to reaudit that years.

Please be advised that the Issuer has filed a Form 8-K/A on October 20, 2009 disclosing the revocation of Moore & Associated Chartered by the Public Company Accounting Oversight Board.

2.
On page 4 you state, “The date on which this Information Statement was first sent to shareholders is on or about September 23, 2009.”  Please confirm, if true, that you have not yet sent this information statement to shareholders, and ensure that you update this information in subsequent filings.

The Information Statement has not yet been sent to the shareholders. The Information Statement was revised to state “The date on which this Information Statement was first sent to shareholders is on or about ____ ___, 2009.”

Amendment to Our Articles of Incorporation to Increase Our Authorized Shares….page 4

3.
We note your statement that the company is not a party to any binding acquisition agreement “other than which has been publicly announced.”  Please revise your disclosure to discuss any pending or contemplated business combination transactions.  In this regard, we note the recent press releases announcing a merger between your company and Dutch Gold Resources, Inc.

The disclosure in this paragraph of the Information Statement was revised to state:

For these reasons the Board of Directors has chosen to adopt and recommend the Reverse Stock Split.  While the Company has previously announced its proposed reorganization with Dutch Gold Resources, Inc. (“Dutch Gold”), the~~The~~ Company is not, however, a party to any binding agreement, acquisition agreement or agreement to raise additional working capital ~~other than which has been publicly announced~~, nor can there be any assurance that a definitive agreement with Dutch Gold will be consummated or if consummated that it will be done on terms that are favorable to the Company.  Moreover, the Company can give no assurance~~we be certain~~ that the Reverse Split will have a long-term positive effect on the market price of the Common Stock or increase the Company’s abilities to enter into financing arrangements in the future.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 29

4.
We note that your certifying officer concluded that your internal control over financial reporting and disclosure controls and procedures were not effective at December 31, 2008.  We note similar disclosure in your Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2009.  Please revise to disclose the following.

·	When the material weakness was identified, by whom it was identified, and when the material weakness first began; and

•
The impact of the material weakness on your financial reporting and the control environment; management’s current plans, if any, to remediate the weakness; and all materials remediation costs contemplated or incurred.

The Form 10-K for the period ending December 31, 2008, Form 10-Q for the period ending March 31, 2009, and Form 10-Q for the period ending June 30, 2009 have all been amended to include the following information pursuant to the letter correspondence from the Issuer to the Commission dated October 17, 2008 and filed by the Issuer on [________] stating the following information:

Item 8A (T).
Controls and Procedures

The President of Aultra Gold Inc. acts both as our chief executive officer and principal accounting officer and is responsible for establishing and maintaining disclosure controls and procedures for the company.

Evaluation of Disclosure Controls and Procedures.

We are required to maintain disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure. As of ____________ __, 2009 we conducted an evaluation, under the supervision, and with the participation of management, Rauno Perttu, acting as our chief executive officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures.

Based on this evaluation, our chief executive officer and principal accounting officer concluded that, as of the end of the fiscal period ending _________ __, 200_ our disclosure controls and procedures were not effective to ensure that the information required to be disclosed in reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that such information was accumulated and communicated to our chief executive officer and principal accounting officer in a manner that allowed for timely decisions regarding required disclosure.

Management does not expect that our Disclosure Controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's CEO and CFO and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of _________ __, 200_ management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

Identified Weaknesses

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board was the lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

-We omitted to disclose of our “Management’s Annual Report on Internal Control over Financial Reporting” in our initial Annual Report filed on Form 10-KSB for the fiscal year ended December 31, 2007;

- During 2007, we did not timely file our Quarterly Report on Form 10-Q for the six months ending June 30, 2007 and our Annual Report for year ending December 31, 2007;

-We lack sufficient trained personnel with experience in accounting and financial reporting functions due to the size of our Company and our lack of financial resources to pay such personnel; and

-We do not have a sufficient number of employees to adequately segregate accounting duties to provide for sufficient internal controls.

These material weaknesses were first identified by Mr. Perttu in connection with the preparation and review of our unaudited financial statements as of September 30, 2008 in or about November 2008.

Management also believes that the lack of a functioning audit committee and the lack of a majority of outside directors on our board of directors results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

Management's Remediation Initiatives

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated a plan to appoint one or more outside directors to our board of directors who shall be appointed to an audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on our Board.  While we are actively seeking outside members, including candidates with accounting experience, we cannot provide any assurance that we will be successful. Given the size of our company, lack of revenues and current lack of financing to continue with our business, it is unlikely that anyone will agree to join our Board until general economic conditions and our own business prospects improve significantly.

The Issuer acknowledges the following statements:

1.	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Raunno Perttu

Raunno Perttu